BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053


05008771

June 3, 2005

SUPPL

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549


PROCESSING
SECTION
RECEIVED
JUN 07 2005
198
SEC MAIL
WASH., D.C.

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of the First Quarterly Report for the three months ended April 30, 2005 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Roger Carle
Corporate Secretary

PROCESSED
JUN 09 2005
THOMSON
FINANCIAL

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER



FIRST QUARTERLY REPORT

Three-month period ended April 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

All amounts in this report are in U.S. dollars and tabular figures are in millions of U.S. dollars, unless otherwise indicated.

Forward-looking statements

This Management's Discussion and Analysis ("MD&A") includes forward-looking statements that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's annual report for fiscal year 2005 under the heading Risks and uncertainties in the MD&A section. Unless otherwise required by applicable securities laws, Bombardier Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

This MD&A is based on reported earnings in accordance with Canadian generally accepted accounting principles ("GAAP") and on the following non-GAAP financial measures:

EBITDA before special items:	Earnings (loss) before net interest, income taxes, depreciation and amortization and special items
EBIT before special items:	Earnings (loss) before net interest, income taxes and special items
EBT before special items:	Earnings (loss) before income taxes and special items
Free cash flow:	Cash flows from operating activities less net additions to property, plant and equipment

These non-GAAP measures are directly derived from the interim consolidated financial statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently.

Management believes that a significant portion of the users of its interim consolidated financial statements and MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.

Highlights

- Consolidated EBT from continuing operations before special items of $48 million, compared to a negative EBT before special items of $136 million.
- Earnings per share of $0.03, compared to a loss per share of $0.10.
- Cash and cash equivalents of $2.1 billion as at April 30, 2005.
- Sale of Bombardier Capital's ("BC") inventory finance operations with a pre-tax premium of $225 million.

Aerospace

- Increase in revenues of 9.9%. Improvement in EBIT of $25 million and EBIT percentage of 1.2%.
- 71% increase in business aircraft deliveries.
- Signing of letters of intent relating to the *CSeries* family of aircraft with the governments of Canada, Québec and the United Kingdom ("U.K.").
- Regional jet market remains challenging.

Transportation

- Stable level of EBIT percentage before special items for the last four quarters.
- $1.6 billion of new orders, an increase of $700 million.
- Successful ongoing execution of the restructuring activities.

Basis of presentation

In April 2005, the Corporation entered into an agreement to sell BC's inventory finance operations. The sale was completed on May 31, 2005. In addition, the Corporation has initiated a process to sell BC's on-balance sheet manufactured housing operations. Accordingly, the results of operations of the inventory finance and on-balance sheet manufactured housing operations are reported as discontinued operations as a single line item in the consolidated statements of income for all periods presented. The related assets and liabilities are reported as "Assets held for sale" and "Liabilities related to assets held for sale" in the consolidated balance sheets.

Consolidated results

The following table presents the results of operations for the three-month periods ended April 30:

	2005	2004
Revenues	$ 3,801	$ 3,497
Cost of sales	3,316	3,207
Margin	485	290
Operating expenses[1]	258	241
Amortization	133	145
Interest expense, net	46	40
EBT from continuing operations before special items	48	(136)
Special items	8	(86)
EBT from continuing operations	56	(222)
Income tax expense (recovery)	8	(40)
Income (loss) from continuing operations	48	(182)
Income from discontinued operations, net of tax[2]	7	8
Net income (loss)	$ 55	$ (174)
Basic and diluted earnings (loss) per share (in dollars)		
From continuing operations	$ 0.02	$ (0.11)
Net income (loss)	$ 0.03	$ (0.10)
(as a percentage of total revenues)		
Margin	12.8%	8.3%
EBT from continuing operations before special items	1.3%	(3.9)%
EBT from continuing operations	1.5%	(6.3)%

[1] Comprised of selling, general and administrative and research and development expenses.
[2] Represents the result of operations of BC's inventory finance and on-balance sheet manufactured housing operations.

Revenues

The $304-million increase mainly reflects higher revenues in the aerospace segment resulting from increased deliveries of business aircraft and higher revenues in the transportation segment resulting mainly from the strengthening of the euro and the sterling pound compared to the U.S. dollar.

Margin percentage
The 4.5% increase is mainly due to higher margins in the transportation segment, mainly as a result of the negative impact of contract adjustments recorded in the first quarter of last fiscal year.

Operating expenses
The $17-million increase is mainly due to research and development costs relating to the *CSeries* aircraft feasibility study.

Amortization
The $12-million decrease is mainly due to lower amortization in the BC segment as a result of the continued reduction in the assets under operating leases.

Net interest expense (excluding BC's interest expense, which is classified as cost of sales)
The $6-million increase is mostly attributable to:

- an increase in long-term debt as a result of the issuance, in April 2004, of $750 million of notes.

Partially offset by:

- higher interest income resulting from higher cash and cash equivalents.

Special items
The special items relate to the restructuring activities in the transportation segment. Restructuring costs of $19 million for the three-month period ended April 30, 2005, were more than offset by gains on the sale of land and buildings amounting to $27 million.

Income taxes
The effective income tax rate was 14.3% for the three-month period ended April 30, 2005. This lower effective rate compared to the statutory income tax rate of 31.6% is mainly due to a non-taxable gain on sale of land and buildings, included in special items in the transportation segment.

The effective income tax recovery rate was 18.0% for the three-month period ended April 30, 2004. This lower effective recovery rate compared to the statutory income tax rate of 31.9% is mainly due to the non-recognition of income tax benefits related to the restructuring in the transportation segment and to the non-recognition of income tax benefits related to losses in certain jurisdictions, mainly in the transportation segment.

Order backlog
The order backlog remained essentially unchanged at $31.6 billion as at April 30, 2005, compared to an order backlog of $31.5 billion as at January 31, 2005.

AEROSPACE

OVERVIEW

Aircraft deliveries

Total aircraft deliveries were as follows for the three-month periods ended April 30:

	2005	2004
Business aircraft (including those of the fractional ownership program[1])	**41**	24
Regional aircraft	**40**	47
	81	71

[1] An aircraft delivery is included in the above table when more than 50% of its fractional shares have been sold to external customers.

The increase of 17 business aircraft deliveries is mainly due to higher deliveries of *Challenger 300, Bombardier Global 5000* and *Learjet 40* aircraft. The decrease of seven regional aircraft deliveries is mainly due to lower deliveries of *CRJ200* aircraft, partially offset by higher deliveries of *Q400, CRJ700* and *CRJ900* aircraft.

Analysis of results

Aerospace's results were as follows for the three-month periods ended April 30:

	2005	2004
Segmented revenues		
Manufacturing		
Regional aircraft	**$ 770**	$ 832
Business aircraft	**653**	335
Other	**64**	52
Total manufacturing revenues	**1,487**	1,219
Services[1]	**293**	300
Other[2]	**154**	240
Total revenues	**1,934**	1,759
Cost of sales	**1,674**	1,543
Margin	**260**	216
Operating expenses[3]	**109**	94
EBITDA	**151**	122
Amortization	**99**	95
EBIT	**$ 52**	$ 27
(as a percentage of total revenues)		
Margin	**13.4%**	12.3%
EBITDA	**7.8%**	6.9%
EBIT	**2.7%**	1.5%

[1] Includes revenues from spare parts, *Flexjet* program's service activities, product support activities and Defence Services.
[2] Includes mainly sales of pre-owned aircraft.
[3] Comprised of selling, general and administrative and research and development expenses.

Revenues

The $268-million increase in manufacturing revenues is mainly due to:

- increased deliveries and a favourable mix of business aircraft;
- increased deliveries of *Q400, CRJ700* and *CRJ900* aircraft; and
- increased deliveries of wide-body aircraft interiors.

Partially offset by:

- lower deliveries of *CRJ200* aircraft.

The $86-million decrease in other revenues is mainly due to lower sales of pre-owned business aircraft.

Margin percentage
The 1.1% increase is mainly due to:
- improved margins due to increased volume and a favourable mix of business aircraft deliveries.

Partially offset by:
- a lower volume of *CRJ200* aircraft deliveries; and
- higher sales incentive costs, mainly due to the continuing difficult environment for regional aircraft financing.

Operating expenses
The $15-million increase is mainly due to research and development costs relating to the *CSeries* aircraft feasibility study.

Amortization
The amortization of tooling costs amounted to $64 million for the three-month period ended April 30, 2005, compared to $62 million for the same period last fiscal year.

Order backlog

Bombardier Aerospace's order backlog was as follows as at:

(in billions of dollars)	**April 30, 2005**	January 31, 2005
Aircraft programs	**$ 9.3**	$ 9.1
Defence Services	**1.1**	1.1
	$ 10.4	$ 10.2

The increase in the value of the order backlog reflects slightly higher net orders compared to deliveries. As previously disclosed in the Corporation's annual report for fiscal year 2005, 34 *CRJ200* aircraft orders from Independence Air, Inc. were voluntarily removed in January 2005 from the backlog. In April 2005, Independence Air, Inc. notified the Corporation that it was cancelling these 34 *CRJ200* aircraft orders.

Labour relations and workforce

During the first quarter of fiscal year 2006, a new collective agreement was negotiated with the Canadian Auto Workers Union covering approximately 1,100 employees at the completion centre in Montréal.

BUSINESS AIRCRAFT

In April 2005, the first completed *Bombardier Global 5000* aircraft entered into service.

Aircraft deliveries

Business aircraft deliveries were as follows for the three-month periods ended April 30:

			2005			2004
		Flexjet [1]	**Total**		*Flexjet* [1]	Total
Narrow-body business jets						
Learjet 40	**5**	**1**	**6**	3	1	4
Learjet 45	**5**	**-**	**5**	5	-	5
Learjet 60	**2**	**-**	**2**	1	-	1
Wide-body business jets						
Challenger 300	**11**	**3**	**14**	3	2	5
Challenger 604	**7**	**-**	**7**	7	-	7
Bombardier Global 5000	**4**	**-**	**4**	-	-	-
Global Express	**3**	**-**	**3**	2	-	2
	37	**4**	**41**	21	3	24

[1] An aircraft delivery is included in the above table when more than 50% of its fractional shares have been sold to external customers.

The 71% increase in business aircraft deliveries mainly resulted from the ramp-up in production of new models (*Challenger 300*, *Bombardier Global 5000* and *Learjet 40* aircraft) as well as from the continued strength of the business aircraft market.

Net orders

Bombardier received 39 net orders for business aircraft during the three-month period ended April 30, 2005, compared to 30 net orders during the same period last fiscal year. The increase reflects the success of new models (*Challenger 300, Bombardier Global 5000* and *Learjet 40* aircraft) and the continued strength in the business aircraft market.

REGIONAL AIRCRAFT

Aircraft deliveries

Regional aircraft deliveries were as follows for the three-month periods ended April 30:

	2005	2004
Regional jets		
CRJ200	**17**	29
CRJ700	**13**	11
CRJ900	**7**	6
Turboprops		
Q300	**-**	1
Q400	**3**	-
	40	47

The 15% decrease in regional aircraft deliveries is mainly due to lower deliveries of *CRJ200* aircraft, partially offset by higher deliveries of *Q400, CRJ700* and *CRJ900* aircraft. This variation is consistent with current market analysis, which indicate an increase in demand for larger regional jet and turboprop aircraft and a reduction in the demand for 50-passenger regional jets.

Orders and backlog

Bombardier received the following significant orders during the three-month period ended April 30, 2005:

Customer	**Aircraft**	**Number**
SkyWest Airlines	*CRJ700*	20
Northwest Airlines	*CRJ200*	15
GoJet Airlines	*CRJ700*	10

Regional aircraft orders received by aircraft type were as follows for the three-month periods ended April 30:

				2005	2004
	Orders	**Swaps**	**Cancellations**	**Net orders**	Net orders
Regional jets					
CRJ200	**15**	**(4)**	**(3)**	**8**	33
CRJ700	**30**	**4**	**-**	**34**	1
CRJ900	**-**	**-**	**-**	**-**	6
Turboprops					
Q200	**-**	**-**	**-**	**-**	1
Q300	**1**	**-**	**-**	**1**	(2)
Q400	**-**	**-**	**-**	**-**	5
	46	**-**	**(3)**	**43**	44

The order backlog, options and conditional orders for regional aircraft consisted of the following as at April 30, 2005:

	Aircraft on firm order	Options and conditional orders	Total
Regional jets			
CRJ200	67	542	609
CRJ700	78	456	534
CRJ705	15	15	30
CRJ900	11	26	37
Turboprops			
Q200	1	1	2
Q300	24	10	34
Q400	43	85	128
	239	1,135	1,374

CSERIES AIRCRAFT

In March 2005, the Board of Directors of the Corporation approved an authority to offer ("ATO") whereby Bombardier will offer the new *CSeries* family of aircraft to customers. This ATO is an important step in the process that could lead to the aircraft program launch. Prior to launch, Bombardier will seek firm commitments from potential customers, suppliers and government partners. The Corporation is expected to decide on whether to proceed with the manufacturing of the *CSeries* aircraft in fiscal year 2006.

On May 12, 2005, letters of intent relating to the funding of research and development costs of the *CSeries* family of aircraft were signed with the governments of Canada, Québec and the U.K. The Greater Montréal area in Québec has been selected as the preferred location for the final assembly of the *CSeries* family of aircraft. Bombardier's Belfast plant in Northern Ireland has been chosen as the preferred site for the development of the wings, engine nacelles and composite empennage structures of the aircraft.

The governments of Canada, Québec and the U.K. will invest $350 million Cdn ($263 million), $118 million Cdn ($88 million) and £180 million ($340 million) respectively, for a total of approximately $700 million, to fund the research and development of the *CSeries* family of aircraft. These investments will be contingently repayable on a royalty basis, based on aircraft deliveries.

AIRCRAFT SERVICES

The number of customers owning shares of aircraft or with an hourly flight time entitlement, excluding customers serviced by Delta AirElite Business Jets, were as follows as at:

	April 30, 2005	January 31, 2005
Customers owning shares of aircraft	**593**	593
Customers with an hourly flight time entitlement	**237**	219

The net increase of 18 customers with an hourly flight entitlement is mainly due to the growing demand for business jet travel and the success of the *Skyjet* Card program (25-hour block of flight time entitlement).

The North American *Flexjet* program had 82 aircraft in service as at April 30, 2005, compared to 79 aircraft as at January 31, 2005. The increase is mainly due to a realignment of the fleet to match customer demand by aircraft model.

TRANSPORTATION

OVERVIEW

Analysis of results

The results of the operations in the transportation segment using a functional currency other than the U.S. dollar, mainly the euro, the sterling pound and other western European currencies, are translated into U.S. dollars using the average exchange rates for the relevant period. Due to the strengthening of the euro and sterling pound compared to the U.S. dollar ("currency impact"), the results of operations have been positively impacted (see the "Effect of currency fluctuations" section of this MD&A for the average exchange rates used to translate revenues and expenses).

Transportation's results were as follows for the three-month periods ended April 30:

		2005		2004
Segmented revenues				
Rolling stock[1]	$	**1,316**	$	1,280
Services[2]		**331**		282
Other[3]		**178**		127
Total revenues		**1,825**		1,689
Cost of sales		**1,616**		1,637
Margin		**209**		52
Operating expenses[4]		**137**		133
EBITDA before special items		**72**		(81)
Amortization		**28**		34
EBIT before special items		**44**		(115)
Special items		**8**		(86)
EBIT	$	**52**	$	(201)
(as a percentage of total revenues)				
Margin		**11.5%**		3.1%
EBITDA before special items		**3.9%**		(4.8)%
EBITDA		**4.4%**		(9.9)%
EBIT before special items		**2.4%**		(6.8)%
EBIT		**2.8%**		(11.9)%

(1) Comprised of mainline, metro, light rail vehicles, locomotives, propulsion and bogies revenues.
(2) Comprised of maintenance, spare parts and logistics management revenues as well as vehicle and component overhaul revenues.
(3) Comprised of the total transit systems ("TTS") and rail control solutions divisions' revenues, excluding the rolling stock portion of TTS orders manufactured by other divisions within the transportation segment.
(4) Comprised of selling, general and administrative and research and development expenses.

Segmented revenues by geographic region

	2005		2004	
Europe	**$ 1,384**	**76%**	$ 1,408	83%
North America	**308**	**17%**	212	13%
Asia-Pacific	**110**	**6%**	50	3%
Other	**23**	**1%**	19	1%
	$ 1,825		$ 1,689	

Revenues

The $36-million increase in rolling stock revenues is mainly due to:

- increased mainline revenues in North America due to a higher level of activities;
- the currency impact amounting to approximately $55 million;
- the negative impact of contract adjustments on last fiscal year's revenues; and
- increased metro revenues in Asia-Pacific, mainly due to contracts in China.

Partially offset by:

- *decreased mainline revenues in Europe.*

The $49-million increase in services revenues is mainly due to:

- increased vehicle and component overhaul revenues; and
- the currency impact amounting to approximately $10 million.

The $51-million increase in other revenues is mainly due to:

- the negative impact of contract adjustments on last fiscal year's revenues;
- increased TTS revenues in Asia-Pacific, mainly due to a contract in Taiwan; and
- the currency impact amounting to approximately $5 million.

Margin percentage

The 8.4% increase is mainly due to the negative impact of contract adjustments amounting to $200 million recorded in the first quarter of last fiscal year. These adjustments related to cost estimate revisions for the completion of a limited number of contracts, mainly arising from unforeseen technical issues primarily on new product development, anticipated lower revenues from claims to customers, anticipated liquidated damages and cost overruns.

Operating expenses

The $4-million increase is mainly due to the currency impact.

Amortization

The $6-million decrease is mainly due to the remaining amortization recorded in the first quarter of last fiscal year on sites closed, compared to no amortization in the first quarter of the current fiscal year.

Orders and backlog

Bombardier received the following major orders during the first quarter of fiscal year 2006:

Customer	Product	Number of cars	Rolling stock
Trenitalia, Italy	Locomotives type E464	100	$ 323
Angel Trains Cargo, U.K.	*TRAXX* locomotives type F140 MS/DC	36	202
Metrorex, Romania	*MOVIA* metro vehicles	120	144
Ferrocarrils de la Generalitat Valenciana, Spain	Bi-directional *FLEXITY* Outlook trams	30	106

Order intake during the three-month period ended April 30, 2005 totalled $1.6 billion, an increase of $700 million compared to the same period last fiscal year. Order intake for rolling stock, services and other amounted to $1.1 billion, $300 million and $195 million respectively.

Bombardier Transportation's order backlog was as follows as at:

(in billions of dollars)	**April 30, 2005**	January 31, 2005
Rolling stock	**$ 11.1**	$ 11.4
Services	**4.8**	4.8
Other	**5.3**	5.1
	$ 21.2	$ 21.3

The decrease in the value of the order backlog reflects slightly lower order intake compared to revenues recorded, partially offset by a net positive currency adjustment amounting to approximately $100 million. The net positive currency adjustment results from the strengthening of the sterling pound compared to the U.S. dollar, partially offset by the weakening of the euro compared to the U.S. dollar.

RESTRUCTURING

In fiscal year 2005, a restructuring plan to reduce the cost structure of the transportation segment was initiated. This restructuring contemplates workforce reductions of 7,600 positions, net of new hires, of which 7,300 are permanent positions, and the closure of seven manufacturing sites. Approximately 5,000 positions, net of new hires, including contractual employees, have been eliminated as at April 30, 2005.

Three sites ceased manufacturing activities during the last fiscal year. In addition, the Pratteln (Switzerland) site ceased manufacturing activities in April 2005. The three remaining sites scheduled to be closed – Ammendorf (Germany), Kalmar (Sweden) and Wakefield (U.K.) – are expected to cease manufacturing activities in the fourth quarter of fiscal year 2006.

The costs and net cash outflows related to the restructuring plan are as follows:

	Actual FY2004 and FY2005	**Actual Q1 FY2006**	Expected Q2-Q4 of FY2006 and FY2007	Expected total
Severance and other involuntary termination	$ 303	**$ 7**	$ 14	$ 324
Other[1]	218	**(15)**	92	295
	$ 521	**$ (8)**	$ 106	$ 619
Net cash outflows	$ 147	**$ 3**	$ 325	$ 475

[1] Comprised of property, plant and equipment write-downs, gains on sale of land and buildings, lease termination and environmental costs, as well as other costs.

Included in the total restructuring costs in the caption "Other" in the first quarter of fiscal year 2006 are gains amounting to $27 million on the sale of the land and buildings of three U.K. sites.

BOMBARDIER CAPITAL

In April 2005, the Corporation entered into an agreement to sell BC's inventory finance operations to GE Commercial Finance ("GE"). On May 31, 2005 the Corporation completed the sale for cash proceeds of approximately $1.3 billion ($700 million after repayment by BC of its private bank-sponsored securitized floorplan conduits not transferred to GE), subject to final adjustments.

The cash proceeds include a pre-tax premium of $225 million over the carrying value of the net assets sold. The ultimate gain on sale will reflect transaction and other related costs and will be recorded in the second quarter of fiscal year 2006. GE assumed the future servicing obligations of BC under current public securitized floorplan facilities. Approximately 280 employees have been transferred to GE.

The Corporation has also initiated a process to sell its on-balance sheet manufactured housing operations.

The inventory finance and on-balance sheet manufactured housing operations are reported as discontinued operations in the consolidated statements of income, and the related assets and liabilities are reported as "Assets held for sale" and "Liabilities related to assets held for sale" in the consolidated balance sheets. Accordingly, the following analysis excludes these operations.

Analysis of results from continuing operations

BC's finance receivables and assets under operating leases from continuing operations before allowance for credit losses were as follows as at:

	April 30, 2005	January 31, 2005
Commercial aircraft		
Interim financing	$ 996	$ 1,000
Long-term leasing	218	218
	1,214	1,218
Receivable financing[1]	28	59
	1,242	1,277
Wind-down portfolios	303	347
	$ 1,545	$ 1,624

[1] Represents financing provided to the acquirer of the Corporation's former recreational products segment, a related party.

Commercial aircraft
The commercial aircraft interim financing portfolio remained essentially unchanged reflecting the continued difficult environment for regional aircraft financing.

Wind-down portfolios
The $44-million decrease is consistent with the continued reduction in the business aircraft and consumer finance portfolios.

Off-balance sheet portfolios
BC manages an off-balance sheet railcar leasing portfolio and other off-balance sheet portfolios totalling $606 million and $23 million respectively, as at April 30, 2005, compared to $602 million and $29 million respectively, as at January 31, 2005.

In addition, in return for a market fee, BC services securitized manufactured housing loan portfolios currently being wound down. The outstanding amount of these portfolios was $971 million as at April 30, 2005 ($1.0 billion as at January 31, 2005).

BC's results from continuing operations were as follows for the three-month periods ended April 30:

		2005		2004
Segmented revenues	**$**	**57**	$	62
EBT from continuing operations	**$**	**(2)**	$	(3)

EBT from continuing operations is expected to continue to improve and show slight profitability in future quarters.

Financing facility

In January 2005, BC established a 364-day, $1.5-billion financing facility with a third party, whereby BC can sell certain commercial aircraft interim financing receivables to a special purpose entity ("SPE"). A third-party investor has committed to fund 55% of the original finance receivables balance transferred to the SPE. As at April 30, 2005, BC has transferred $511 million of finance receivables to the SPE, in which it has retained a subordinated interest of $226 million and has provided limited credit enhancements. The retained interest portion is included in the commercial aircraft interim financing portfolio. In connection with this transaction, BC provides administrative services to the SPE in return for a market fee. A permanent financing facility is expected to replace this 364-day facility before its maturity.

FINANCIAL POSITION

Bombardier

Total assets
Consolidated assets for the manufacturing segments amounted to $16.0 billion as at April 30, 2005, compared to $15.9 billion as at January 31, 2005. This increase mainly results from:

- an increase in inventories and other assets.

Partially offset by:

- a decrease in cash and cash equivalents.

Inventories
Inventories are presented net of the related advances and progress billings on contracts and programs. However, advances and progress billings in excess of related costs, determined on a contract-by-contract basis, are reported as liabilities.

Gross inventories were $7.2 billion ($4.2 billion net of advances and progress billings) as at April 30, 2005, compared to $7.1 billion ($4.0 billion net of advances and progress billings) as at January 31, 2005. The increase in gross inventories is mainly due to a higher level of finished products in the aerospace segment.

Total advances and progress billings amounted to $5.3 billion as at April 30, 2005, compared to $5.4 billion as at January 31, 2005, $2.3 billion of which are shown as liabilities as at April 30, 2005, compared to $2.4 billion as at January 31, 2005. The decrease in total advances and progress billings in the aerospace segment was partially offset by the increase in total advances and progress billings in the transportation segment.

Other assets
Other assets amounted to $1.0 billion as at April 30, 2005, compared to $914 million as at January 31, 2005. This increase is mainly due to higher loans and lease receivables made in connection with the sale of regional aircraft.

BC

Finance receivables
Finance receivables amounted to $1.3 billion as at April 30, 2005, compared to $1.4 billion as at January 31, 2005. This decrease is mainly due to a reduction in the receivable financing and wind-down portfolios.

Assets held for sale
Assets held for sale amounted to $2.3 billion as at April 30, 2005, compared to $2.2 billion as at January 31, 2005. This increase is mainly due to higher inventory finance assets as a result of an increase in demand from dealers, particularly in the recreational products segment.

CASH FLOWS

Bombardier

The following summarizes the cash flows, as reported in the consolidated statements of cash flows, for the three-month periods ended April 30:

		2005		2004
Net income (loss)	$	**55**	$	(174)
Non-cash items		**123**		163
Net changes in non-cash balances related to operations		**(337)**		(143)
Cash flows from operating activities		**(159)**		(154)
Net additions to property, plant and equipment		**(63)**		(60)
Free cash flow		**(222)**		(214)
Cash flows from investing activities (excluding net additions to property, plant and equipment)		**82**		11
Cash flows from financing activities		**(32)**		742
Effect of exchange rate changes on cash and cash equivalents		**(19)**		(50)
Net increase (decrease) in cash and cash equivalents	$	**(191)**	$	489

Cash flows from operating activities

The cash flows remained essentially unchanged. Last fiscal year's earnings were negatively impacted by non-cash charges resulting from contract adjustments recorded in the first quarter of the last fiscal year in the transportation segment. Since these contract adjustments were non-cash charges, the negative effect on earnings was offset by a positive variation of net changes in non-cash balances related to operations.

Segmented free cash flow

The free cash flow by manufacturing segment was as follows for the three-month periods ended April 30:

						2005
		Aerospace		Transportation		Total
EBIT	$	**52**	$	**52**	$	**104**
Non-cash items:						
Amortization						
Program tooling		**64**		**-**		**64**
Other		**35**		**28**		**63**
Gain on disposals of property, plant and equipment		**-**		**(1)**		**(1)**
Stock-based compensation		**1**		**1**		**2**
Special items		**-**		**(8)**		**(8)**
Net changes in non-cash balances related to operations		**(215)**		**(108)**		**(323)**
Net additions to property, plant and equipment		**(52)**		**(11)**		**(63)**
Segmented free cash flow	$	**(115)**	$	**(47)**		**(162)**
Income taxes and net interest[1]						**(60)**
Free cash flow					$	**(222)**

[1] Income taxes and net interest are not allocated to segments.

	Aerospace	Transportation	2004 Total
EBIT	$ 27	$ (201)	$ (174)
Non-cash items:			
Amortization			
Program tooling	62	-	62
Other	33	34	67
Stock-based compensation	1	1	2
Special items	-	86	86
Net changes in non-cash balances related to operations	(274)	134	(140)
Net additions to property, plant and equipment	(47)	(13)	(60)
Segmented free cash flow	$ (198)	$ 41	(157)
Income taxes and net interest[1]			(57)
Free cash flow			$ (214)

[1] Income taxes and net interest are not allocated to segments.

- ***Aerospace segment*** – The improvement in segmented free cash flow of $83 million is mainly due to the variation in net changes in non-cash balances related to operations. Net changes for the three-month period ended April 30, 2005 were negatively impacted by higher loans and lease receivables made in connection with the sale of regional aircraft. Net changes for the three-month period ended April 30, 2004 were negatively impacted by a voluntary contribution of $182 million to the aerospace pension plans in the U.K.
- ***Transportation segment*** – The decrease in segmented free cash flow of $88 million is mainly due to a lower level of advances and progress billings for the three-month period ended April 30, 2005 compared to the same period last fiscal year.

Cash flows from investing activities (excluding net additions to property, plant and equipment)
The cash flows for the three-month periods ended April 30, 2005 and 2004 mainly reflect net advances from BC of $100 million and $18 million respectively.

Cash flows from financing activities
The cash flows used for the three-month period ended April 30, 2005 mainly reflect net repayments of long-term debt of $26 million. The cash flows for the three-month period ended April 30, 2004 mainly reflect net proceeds from the issuance of $750 million of notes.

As a result of the above items, cash and cash equivalents amounted to $2.1 billion as at April 30, 2005, compared to $2.3 billion as at January 31, 2005.

BC

The following summarizes the cash flows, including the cash flows from discontinued operations, as reported in the consolidated statements of cash flows, for the three-month periods ended April 30:

	2005	2004
Cash flows from operating activities	**$ 59**	$ 104
Cash flows from investing activities	**(72)**	(246)
Cash flows from financing activities	**(7)**	165
Effect of exchange rate changes on cash and cash equivalents	**(1)**	(1)
Net increase (decrease) in cash and cash equivalents	**$ (21)**	$ 22

Cash flows from operating activities
The $45-million decrease is mainly due to the variation in net changes in non-cash balances related to operations as a result of a lower decrease in receivables for the three-month period ended April 30, 2005 compared to the same period last fiscal year.

Cash flows from investing activities

The cash flows used for the three-month period ended April 30, 2005 mainly reflect:

- net advances to Bombardier of $100 million.

Partially offset by:

- a net decrease in finance receivables of $20 million.

The cash flows used for the three-month period ended April 30, 2004 mainly reflect:

- a net increase in finance receivables of $314 million, mainly in the commercial aircraft interim financing portfolio; and
- net advances to Bombardier of $18 million.

Partially offset by:

- a net decrease in assets under operating leases of $72 million.

Cash flows from financing activities

The cash flows for the three-month period ended April 30, 2004 mainly reflect the net increase of $165 million in short-term borrowings.

As a result of the above items, cash and cash equivalents amounted to $43 million as at April 30, 2005, compared to $64 million as at January 31, 2005. Cash and cash equivalents for both dates include $10 million related to discontinued operations.

CAPITAL RESOURCES

The available short-term capital resources, excluding cash and cash equivalents and securitized facilities associated with BC's inventory finance activities, were as follows as at:

				April 30, 2005
	Committed credit facilities	**Amounts available**	**Cash and cash equivalents**	**Available short-term capital resources**
BOMBARDIER	**$ 6,447**	**$ 2,098**	**$ 2,100**	**$ 4,198**
BC	**600**	**600**	**33**	**633**
	$ 7,047	**$ 2,698**	**$ 2,133**	**$ 4,831**

				January 31, 2005
	Committed credit facilities	Amounts available	Cash and cash equivalents	Available short-term capital resources
BOMBARDIER	$ 6,519	$ 2,199	$ 2,291	$ 4,490
BC	600	600	54	654
	$ 7,119	$ 2,799	$ 2,345	$ 5,144

The Corporation considers that its current cash position, as well as its current credit facilities and expected capital resources, will enable the implementation of investment programs, the development of new products, the pursued growth of its activities, the payment of dividends on preferred shares and to meet other expected financial requirements.

As at April 30, 2005, the Corporation was in compliance with its bank covenants.

Bombardier

The variation in available short-term capital resources was as follows for the three-month period ended April 30, 2005:

Balance as at January 31, 2005	$ 4,490
Free cash flow	(222)
Net advances from BC	100
Translation adjustment on committed credit facilities arising from the strengthening of the U.S. dollar compared to the euro and the Canadian dollar	(72)
Increase in letters of credit drawn (net of foreign exchange impact)	(29)
Net repayments of long-term debt	(26)
Other	(43)
Balance as at April 30, 2005	**$ 4,198**

BC

The variation in available short-term capital resources was as follows for the three-month period ended April 30, 2005:

Balance as at January 31, 2005	$ 654
Net advances to Bombardier	(100)
Cash flows from operating activities	59
Net decrease in finance receivables	20
Repayment of long-term debt	(7)
Other	7
Balance as at April 30, 2005	**$ 633**

EFFECT OF CURRENCY FLUCTUATIONS

The Corporation is subject to currency fluctuations from the translation of revenues, expenses, assets and liabilities of the self-sustaining foreign operations using a functional currency other than the U.S. dollar, mainly the euro and the sterling pound, and from transactions in foreign currencies, mainly the Canadian dollar and the sterling pound.

The period-end exchange rates used to translate assets and liabilities were as follows as at:

	April 30, 2005	January 31, 2005	Increase (decrease)
Euro	**1.2919**	1.3051	(1)%
Canadian dollar	**0.7956**	0.8078	(2)%
Sterling pound	**1.9120**	1.8837	2%

The average exchange rates used to translate revenues and expenses were as follows for the three-month periods ended April 30:

	2005	2004	Increase
Euro	**1.3065**	1.2295	6%
Canadian dollar	**0.8131**	0.7502	8%
Sterling pound	**1.8971**	1.8294	4%

May 31, 2005

Bombardier Inc., 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1Y8
Telephone: +1(514) 861-9481; Fax: +1(514) 861-2420; Website: www.bombardier.com

Un exemplaire en français est disponible sur demande adressée auprès du Service des affaires publiques ou sur le site Internet à l'adresse www.bombardier.com sous Relations avec les investisseurs.

BOMBARDIER INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in millions of U.S. dollars, except number of shares)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**April 30, 2005**	January 31, 2005	**April 30, 2005**	January 31, 2005	**April 30, 2005**	January 31, 2005
Assets							
Cash and cash equivalents		**$ 2,133**	$ 2,345	**$ 2,100**	$ 2,291	**$ 33**	$ 54
Receivables		**1,628**	1,604	**1,534**	1,505	**94**	99
Finance receivables	2	**1,312**	1,386	**-**	-	**1,312**	1,386
Assets under operating leases and other	3	**494**	474	**275**	249	**219**	225
Inventories	4	**4,191**	4,013	**4,191**	4,013	**-**	-
Property, plant and equipment		**3,353**	3,412	**3,265**	3,322	**88**	90
Goodwill		**2,346**	2,357	**2,346**	2,357	**-**	-
Deferred income taxes		**605**	628	**426**	443	**179**	185
Investment in BC / Advances to Bombardier		**-**	-	**443**	439	**171**	71
Accrued benefit assets		**356**	353	**356**	353	**-**	-
Assets held for sale	5	**2,270**	2,230	**-**	-	**2,270**	2,230
Other assets		**1,389**	1,278	**1,048**	914	**341**	364
		$ 20,077	$ 20,080	**$ 15,984**	$ 15,886	**$ 4,707**	$ 4,704
Liabilities							
Advances from BC		**$ -**	$ -	**$ 171**	$ 71	**$ -**	$ -
Accounts payable and accrued liabilities	7	**7,234**	7,207	**7,117**	7,098	**117**	109
Advances and progress billings in excess of related costs	4	**2,323**	2,359	**2,323**	2,359	**-**	-
Deferred income taxes		**32**	41	**28**	37	**4**	4
Long-term debt	8	**5,683**	5,716	**3,096**	3,128	**2,587**	2,588
Accrued benefit liabilities		**902**	897	**900**	895	**2**	2
Liabilities related to assets held for sale	5	**1,554**	1,562	**-**	-	**1,554**	1,562
		17,728	17,782	**13,635**	13,588	**4,264**	4,265
Shareholders' equity (Investment in BC)							
Preferred shares							
Issued and outstanding:							
Series 2: 2,597,907		**51**	51	**51**	51	**-**	-
Series 3: 9,402,093		**148**	148	**148**	148	**-**	-
Series 4: 9,400,000		**148**	148	**148**	148	**-**	-
Common shares							
Issued and outstanding:							
Class A: 319,470,212 (342,000,010 as at January 31, 2005)		**29**	31	**29**	31	**-**	-
Class B: 1,430,996,756 (1,408,466,958 as at January 31, 2005)		**1,413**	1,411	**1,413**	1,411	**-**	-
Contributed surplus		**15**	13	**15**	13	**-**	-
Retained earnings		**350**	301	**350**	301	**-**	-
Cumulative translation adjustment		**195**	195	**195**	195	**-**	-
Investment in BC		**-**	-	**-**	-	**443**	439
		2,349	2,298	**2,349**	2,298	**443**	439
		$ 20,077	$ 20,080	**$ 15,984**	$ 15,886	**$ 4,707**	$ 4,704
Commitments and contingencies	15						

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
For the three months ended April 30
(in millions of U.S. dollars, except per share amounts)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**2005**	2004	**2005**	2004	**2005**	2004
Revenues							
Manufacturing		**$ 2,799**	$ 2,495	**$ 2,799**	$ 2,495	**$ -**	$ -
Services		**624**	582	**624**	582	**-**	-
Financing		**46**	53	**-**	-	**57**	62
Other		**332**	367	**332**	367	**-**	-
		3,801	3,497	**3,755**	3,444	**57**	62
Cost of sales		**3,316**	3,207	**3,286**	3,176	**41**	35
Selling, general and administrative		**218**	214	**206**	200	**12**	14
Amortization		**133**	145	**127**	129	**6**	16
Research and development		**40**	27	**40**	27	**-**	-
Special items	10	**(8)**	86	**(8)**	86	**-**	-
Loss from BC		**-**	-	**1**	2	**-**	-
		3,699	3,679	**3,652**	3,620	**59**	65
Income (loss) from continuing operations before interest expense, net and income taxes		**102**	(182)	**103**	(176)	**(2)**	(3)
Interest expense, net	11	**46**	40	**46**	45	**-**	-
Income (loss) from continuing operations before income taxes		**56**	(222)	**57**	(221)	**(2)**	(3)
Income tax expense (recovery)		**8**	(40)	**9**	(39)	**(1)**	(1)
Income (loss) from continuing operations		**48**	(182)	**48**	(182)	**(1)**	(2)
Income from discontinued operations, net of tax	5	**7**	8	**7**	8	**7**	8
Net income (loss)		**$ 55**	$ (174)	**$ 55**	$ (174)	**$ 6**	$ 6

Earnings (loss) per share:	12		
Basic and diluted			
From continuing operations		**$ 0.02**	$ (0.11)
Net income (loss)		**$ 0.03**	$ (0.10)

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)

For the three months ended April 30

(in millions of U.S. dollars)

	Bombardier Inc. consolidated			
		2005		2004
Balance at beginning of period	**$**	**301**	$	532
Net income (loss)		**55**		(174)
Dividends:				
Preferred shares		**(6)**		(6)
Common shares		**-**		(31)
Balance at end of period	**$**	**350**	$	321

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
For the three months ended April 30
(in millions of U.S. dollars)

	Notes	Bombardier Inc. consolidated 2005	Bombardier Inc. consolidated 2004	Bombardier 2005	Bombardier 2004	BC 2005	BC 2004
Operating activities							
Net income (loss)		$ 55	$ (174)	$ 55	$ (174)	$ 6	$ 6
Non-cash items:							
Amortization		133	145	127	129	6	16
Income from BC		-	-	(6)	(6)	-	-
Provision for credit losses		8	11	-	-	8	11
Deferred income taxes		15	(46)	9	(48)	6	2
Gain on disposals of property, plant and equipment		(1)	-	(1)	-	-	-
Stock-based compensation		2	2	2	2	-	-
Special items	10	(8)	86	(8)	86	-	-
Net changes in non-cash balances related to operations	13	(289)	(310)	(337)	(143)	33	69
Cash flows from operating activities		(85)	(286)	(159)	(154)	59	104
Investing activities							
Additions to property, plant and equipment		(65)	(64)	(65)	(63)	-	(1)
Disposals of property, plant and equipment		2	3	2	3	-	-
Net variation in finance receivables		3	(5)	-	-	20	(314)
Additions to assets under operating leases - BC		-	(7)	-	-	(5)	(13)
Disposals of assets under operating leases - BC		2	6	-	-	5	85
Investment in BC / Advances to Bombardier		-	-	100	18	(100)	(18)
Other		(10)	8	(18)	(7)	8	15
Cash flows from investing activities		(68)	(59)	19	(49)	(72)	(246)
Financing activities							
Net variation in short-term borrowings		-	165	-	-	-	165
Proceeds from issuance of long-term debt	8	6	759	6	759	-	-
Repayments of long-term debt		(39)	(13)	(32)	(13)	(7)	-
Issuance of shares, net of related costs		-	2	-	2	-	-
Dividends paid		(6)	(6)	(6)	(6)	-	-
Cash flows from financing activities		(39)	907	(32)	742	(7)	165
Effect of exchange rate changes on cash and cash equivalents		(20)	(51)	(19)	(50)	(1)	(1)
Net increase (decrease) in cash and cash equivalents		(212)	511	(191)	489	(21)	22
Cash and cash equivalents at beginning of period		2,355	1,221	2,291	1,210	64	11
Cash and cash equivalents at end of period [1]		$ 2,143	$ 1,732	$ 2,100	$ 1,699	$ 43	$ 33
[1] Included the following:							
Cash and cash equivalents related to:							
Continuing operations		$ 2,133	$ 1,724	$ 2,100	$ 1,699	$ 33	$ 25
Discontinued operations		10	8	-	-	10	8
		$ 2,143	$ 1,732	$ 2,100	$ 1,699	$ 43	$ 33
Supplemental information							
Cash paid for:							
Interest		$ 89	$ 103	$ 61	$ 59	$ 28	$ 49
Income taxes		$ 11	$ 6	$ 9	$ 2	$ 2	$ 4

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended April 30, 2005

(Unaudited)
(Tabular figures in millions of U.S. dollars, unless otherwise indicated)

Bombardier Inc. ("the Corporation") is incorporated under the laws of Canada. It is a manufacturer of transportation equipment, including business and regional aircraft and rail transportation equipment. It also provides financial services and asset management in business areas aligned with its core expertise.

Basis of presentation

Bombardier Inc. and its subsidiaries carry out their operations in three distinct segments, each one characterized by a specific operating cycle; therefore, the consolidated balance sheets are unclassified. Financial services and real estate activities, being distinct from Bombardier's other activities, are shown in a separate column, Bombardier Capital ("BC"), in the interim consolidated financial statements.

The following describes the columns shown in these interim consolidated financial statements.

Bombardier Inc. consolidated	Bombardier	BC
Represents all of the activities of the Corporation on a consolidated basis, after the elimination of balances and transactions between Bombardier and BC.	Represents the activities of the Corporation's two manufacturing segments (aerospace and transportation). Transactions and balances between these segments have been eliminated, whereas transactions and balances between Bombardier and BC have not been eliminated. Bombardier's investment in BC is accounted for under the equity method and comprises BC's equity and the subordinated debt of Bombardier in BC.	Represents the financial services and real estate activities of the Corporation. The inventory finance and on-balance sheet manufactured housing operations are reported as discontinued operations. Transactions and balances within BC have been eliminated, whereas transactions and balances between BC and Bombardier have not been eliminated.

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period, including the reclassification of inventory finance and on-balance sheet manufactured housing operations as discontinued operations (see note 5 – Discontinued operations and assets held for sale).

Basis of consolidation

The interim consolidated financial statements include the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly owned, as well as the accounts of variable interest entities ("VIEs") when the Corporation is the primary beneficiary. The interim consolidated financial statements also include the Corporation's proportionate share of its joint ventures.

Most legal entities of the transportation segment use a December-31 fiscal year end. As a result, the Corporation consolidates the operations of the transportation segment with a one-month lag with the remainder of its operations. To the extent that significant transactions or events occur during the one-month lag period, they are accounted for within the Corporation's interim consolidated financial statements.

Statements of cash flows reclassification

Effective the fourth quarter of fiscal year 2005, the Corporation changed the consolidated statements of cash flows classification of transactions between the manufacturing and BC segments, related to the financing of receivables and inventory. The effect of the change was to eliminate from the consolidated cash flows the effect of these transactions until cash is received from external customers. This change only impacted the Bombardier Inc. consolidated column and had no impact on the Bombardier and BC columns. These transactions remain

presented as cash inflows from operating activities in the manufacturing segments and as a use of cash flows from investing activities in the BC segment when the transactions occur. As a result of this change, consolidated cash flows from operating activities increased by $15 million for the three-month period ended April 30, 2005 and decreased by $236 million for the three-month period ended April 30, 2004, with a corresponding decrease and increase for the three-month periods ended April 30, 2005 and 2004 respectively in consolidated cash flows from investing activities.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements, and follow the same accounting policies and methods in their application as the most recent annual Consolidated Financial Statements. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Corporation's annual report for fiscal year 2005.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year. Historically, Bombardier Aerospace has had higher aircraft deliveries during the fourth quarter compared to the first three quarters of the fiscal year, generating higher revenues and gross margin in this quarter. In addition, the Corporation generally invests in non-cash balances related to operations during the first three quarters of a fiscal year, mainly in the aerospace segment. This investment in non-cash balances related to operations is typically reduced in the fourth quarter.

2. FINANCE RECEIVABLES

BC's finance receivables were as follows as at:

	April 30, 2005	January 31, 2005
Commercial aircraft		
Interim financing	**$ 996**	$ 1,000
Long-term leasing	**68**	66
	1,064	1,066
Receivable financing[1]	**28**	59
	1,092	1,125
Wind-down portfolios[2]	**234**	274
	1,326	1,399
Allowance for credit losses	**(14)**	(13)
	$ 1,312	$ 1,386

[1] Represents financing provided to the acquirer of the Corporation's former recreational products segment, a related party.
[2] Wind-down portfolios mainly include the business aircraft and consumer finance portfolios.

Financing with four airlines represents approximately 68% of the total commercial aircraft interim financing portfolio as at April 30, 2005 (four airlines representing approximately 79% as at January 31, 2005).

BC is also servicing finance receivables sold to third parties, mostly related to its off-balance sheet manufactured housing portfolio, amounting to $994 million as at April 30, 2005 ($1,039 million as at January 31, 2005). BC records fee income in connection with the retained servicing rights.

3. ASSETS UNDER OPERATING LEASES AND OTHER

Assets under operating leases and other were as follows as at:

	April 30, 2005		January 31, 2005	
	Cost	**Net book value**	Cost	Net book value
BOMBARDIER				
Aircraft under the fractional ownership program	**$ 200**	**$ 196**	$ 145	$ 142
Pre-owned aircraft	**101**	**79**	129	107
	301	**275**	274	249
BC				
Continued portfolios	**242**	**150**	254	152
Wind-down portfolios	**113**	**69**	120	73
	355	**219**	374	225
	$ 656	**$ 494**	$ 648	$ 474

4. INVENTORIES

Bombardier's inventories were as follows as at:

	April 30, 2005	January 31, 2005
Long-term contracts	**$ 1,679**	$ 1,640
Aerospace programs	**1,687**	1,616
Finished products[(1)]	**825**	757
	$ 4,191	$ 4,013

[(1)] Finished products included four new aircraft, not associated with a firm order, amounting to $43 million and 11 pre-owned aircraft amounting to $55 million as at April 30, 2005 (three new aircraft amounting to $39 million and 11 pre-owned aircraft amounting to $56 million as at January 31, 2005).

Costs incurred and recorded margins related to long-term contracts and costs incurred related to ongoing aerospace programs amounted to $4,140 million and $2,209 million respectively as at April 30, 2005 ($4,089 million and $2,216 million respectively as at January 31, 2005).

Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $4,336 million and $970 million respectively, as at April 30, 2005 ($4,276 million and $1,132 million respectively as at January 31, 2005), of which $1,875 million and $448 million respectively represent a liability disclosed as advances and progress billings in excess of related costs as at April 30, 2005 ($1,827 million and $532 million respectively as at January 31, 2005).

5. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

In April 2005, the Corporation entered into an agreement to sell BC's inventory finance operations to GE Commercial Finance ("GE"). On May 31, 2005 the Corporation completed the sale for cash proceeds of approximately $1.3 billion ($700 million after repayment by BC of its private bank-sponsored securitized floorplan conduits not transferred to GE), subject to final adjustments.

The cash proceeds include a pre-tax premium of $225 million over the carrying value of the net assets sold. The ultimate gain on sale will reflect transaction and other related costs and will be recorded in the second quarter of fiscal year 2006. GE assumed the future servicing obligations of BC under current public securitized floorplan facilities. Approximately 280 employees have been transferred to GE.

The Corporation has also initiated a process to sell its on-balance sheet manufactured housing operations.

The assets and liabilities of BC's inventory finance operations and on-balance sheet manufactured housing operations have been segregated in the accompanying consolidated balance sheets and are reported as "Assets held for sale" and "Liabilities related to assets held for sale." In addition, the related results of operations have

been segregated in the accompanying consolidated statements of income and reported as discontinued operations.

The assets held for sale and the related liabilities were as follows:

	April 30, 2005	January 31, 2005
Assets		
Cash and cash equivalents	$ 10	$ 10
Receivables	18	18
Finance receivables	2,239	2,199
Property, plant and equipment	2	2
Other assets	1	1
	$ 2,270	$ 2,230
Liabilities		
Accounts payable and accrued liabilities	$ 76	$ 74
Short-term borrowings[1]	300	300
Long-term debt[1]	1,178	1,188
	$ 1,554	$ 1,562

[1] Includes $578 million as at April 30, 2005 ($588 million as at January 31, 2005) related to private bank-sponsored securitized floorplan conduits, which will be repaid with the proceeds from the sale.

The results of operations, including allocated interest expense, were as follows for the three-month periods ended April 30:

	2005	2004
Revenues	$ 51	$ 46
Cost of sales	27	24
Selling, general and administrative	10	9
	37	33
Income before income taxes	14	13
Income tax expense	7	5
Income from discontinued operations	$ 7	$ 8
Basic and diluted earnings per share	$ -	$ -

6. SHORT-TERM BORROWINGS

Under banking syndicate agreements, Bombardier Inc. must maintain a certain financial ratio on a quarterly basis, a condition that was met as at April 30, 2005 and January 31, 2005.

Bombardier

Bombardier's credit facilities and their maturities were as follows as at April 30, 2005:

	Amounts committed	Amounts drawn	Letters of credit drawn	Amounts available	Period-end rate	Average rate	Maturity (fiscal year)
European	**$ 4,705**	**$ -**	**$ 3,155**	**$ 1,550**	**-**	**-**	**2006-2008**
European letters of credit	**375**	**n/a**	**195**	**180**	**n/a**	**n/a**	**2008-2009**
North American	**1,367**	**-**	**999**	**368**	**-**	**-**	**2006**
	$ 6,447	**$ -**	**$ 4,349**	**$ 2,098**			

n/a: not applicable.

Bombardier's credit facilities and their maturities were as follows as at January 31, 2005:

	Amounts committed	Amounts drawn	Letters of credit drawn	Amounts available	Year-end rate	Average rate for the year	Maturity (fiscal year)
European	$ 4,753	$ -	$ 3,103	$ 1,650	-	-	2006-2008
European letters of credit	378	n/a	89	289	n/a	n/a	2008-2009
North American	1,388	-	1,128	260	-	-	2006
	$ 6,519	$ -	$ 4,320	$ 2,199			

n/a: not applicable.

In addition to the letters of credit drawn shown in the above tables, Bombardier had bilateral facilities of $192 million as at April 30, 2005 ($287 million as at January 31, 2005).

BC

BC's credit facility and its maturity were as follows as at April 30, 2005:

	Amounts committed	Amounts drawn	Amounts available	Period-end rate	Average rate	Maturity (fiscal year)
Revolving line	**$ 600**	**$ -**	**$ 600**	**-**	**-**	**2006**

BC's credit facility and its rate and maturity were as follows as at January 31, 2005:

	Amounts committed	Amounts drawn	Amounts available	Year-end rate	Average rate for the year	Maturity (fiscal year)
Revolving line	$ 600	$ -	$ 600	-	1.9%	2006

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows as at:

	April 30, 2005	January 31, 2005
BOMBARDIER		
Trade accounts payable	**$ 1,985**	$ 2,112
Sales incentives[1]	**1,279**	1,190
Accrued liabilities	**1,213**	1,277
Product warranties	**1,048**	1,055
Payroll related liabilities	**390**	334
Deferred revenue – fractional ownership program	**229**	163
Severance and other involuntary termination costs	**198**	229
Income and other taxes	**129**	120
Interest	**52**	73
Other	**594**	545
	7,117	7,098
BC	**117**	109
	$ 7,234	$ 7,207

[1] Comprised of provision for credit and residual value guarantees and trade-in options as well as other related provisions and liabilities in connection with the sale of aircraft.

Severance and other involuntary termination costs – Changes in the provision for severance and other involuntary termination costs and other costs were as follows for the three-month periods ended April 30, 2005 and 2004:

	Severance and other involuntary termination costs	**Other**	**Total**
Balance as at January 31, 2005	**$ 229**	**$ 7**	**$ 236**
Current expense (income)[1]	**8**	**(15)**	**(7)**
Cash received (paid)	**(37)**	**26**	**(11)**
Effect of foreign currency exchange rate changes	**(2)**	**-**	**(2)**
Balance as at April 30, 2005	**$ 198**	**$ 18**	**$ 216**

[1] Of which a $1 million charge has been recorded in cost of sales of the aerospace segment and the remainder in special items of the transportation segment in the consolidated statements of income (see note 10 – Special items).

	Severance and other involuntary termination costs	Other	Total
Balance as at January 31, 2004	$ 179	$ 37	$ 216
Current expense	53	33	86
Cash paid	(20)	(1)	(21)
Effect of foreign currency exchange rate changes	(5)	(2)	(7)
Balance as at April 30, 2004	$ 207	$ 67	$ 274

8. LONG-TERM DEBT

In April 2004, the Corporation issued $500 million of notes bearing interest at 6.3% due in 2014 and $250 million of notes bearing interest at 7.45% due in 2034.

Bombardier's long-term debt includes $222 million of long-term debt related to consolidated variable interest entities as at April 30, 2005 ($246 million as at January 31, 2005), all of which relates to structures existing prior to May 1, 2004.

9. SHARE-BASED PLANS

Stock-based compensation expense

The number of stock options granted to purchase Class B Shares (Subordinate Voting) and the related weighted-average grant date fair value, determined using an option pricing model, were as follows for the three-month periods ended April 30:

		2005		2004
Number of stock options granted		**30,000**		382,520
Weighted-average grant date fair value	**$**	**0.54**	$	2.08

There were 50,817,540 and 53,462,540 stock options issued and outstanding as at April 30, 2005, and as at January 31, 2005, respectively.

Pro forma disclosure of fair value of stock options

All awards granted or modified prior to February 1, 2003, are accounted for as capital transactions. No compensation expense is recorded in the consolidated statements of income for these awards.

The impact on net income (loss) and earnings (loss) per share is not significant if the stock options granted in fiscal year 2003 would have been accounted for based on the fair value method.

10. SPECIAL ITEMS

The Corporation recorded the following special items for the three-month periods ended April 30:

		2005		2004
Transportation				
Severance and other involuntary termination costs	**$**	**7**	$	53
Other[1]		**(15)**		33
		(8)		86
Income tax recovery		**(5)**		(5)
	$	**(13)**	$	81

[1] Comprised of non-taxable gains on sale of land and buildings, amounting to $27 million for the three-month period ended April 30, 2005, lease termination and environmental costs, as well as other costs.

The special items relate to restructuring activities to reduce the cost structure of the transportation segment. The restructuring contemplates workforce reductions of 7,600 positions, net of new hires, of which 7,300 are permanent positions. Approximately 5,000 positions, net of new hires, including contractual employees, have been eliminated as at April 30, 2005.

The total cost of the restructuring is estimated at $619 million, $513 million of which was recorded as at April 30, 2005. The restructuring is expected to be completed in fiscal year 2007.

11. INTEREST EXPENSE, NET

Bombardier's interest expense, net was as follows for the three-month periods ended April 30:

	2005	2004
Long-term debt	$ 46	$ 33
Accretion expense on sales incentives	8	9
Interest expense with BC	-	5
Interest income	(10)	(4)
Other	2	2
	46	45
Intersegment elimination	-	(5)
	$ 46	$ 40

BC's interest expense, net amounting to $24 million for the three-month period ended April 30, 2005 ($18 million for the three-month period ended April 30, 2004) is classified as cost of sales.

12. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share were as follows for the three-month periods ended April 30:

	2005	2004
Income (loss) from continuing operations	$ 48	$ (182)
Preferred share dividends, net of tax	(6)	(6)
Income (loss) from continuing operations available to common shareholders	42	(188)
Income from discontinued operations, net of tax	7	8
Net income (loss) available to common shareholders	$ 49	$ (180)

	2005	2004
Weighted-average number of common shares outstanding (in thousands)	1,750,467	1,749,783
Net effect of stock options (in thousands)	-	4,377
Weighted-average diluted number of common shares outstanding (in thousands)	1,750,467	1,754,160
Basic and diluted earnings (loss) per share:		
From continuing operations	$ 0.02	$ (0.11)
From discontinued operations	-	-
	$ 0.03	$ (0.10)

For the three-month period ended April 30, 2005, a total of 50,817,540 stock options were excluded from the calculation of diluted earnings per share, since the average market value of the underlying shares was less than the exercise price or the predetermined target market price thresholds of the Corporation's Class B Shares (Subordinate Voting) for this period.

For the three-month period ended April 30, 2004, the effect of stock options potentially exercisable on earnings per common share was anti-dilutive; therefore, basic and diluted loss per share are the same.

13. NET CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS

Net changes in non-cash balances related to operations were as follows for the three-month periods ended April 30:

	2005	2004
BOMBARDIER		
Receivables	**$ (25)**	$ 97
Assets under operating leases and other	**(26)**	(34)
Inventories	**(176)**	227
Accounts payable and accrued liabilities	**36**	(107)
Advances and progress billings in excess of related costs	**(27)**	(192)
Accrued benefit liabilities, net	**6**	(139)
Other	**(125)**	5
	(337)	(143)
BC		
Receivables	**6**	36
Accounts payable and accrued liabilities	**10**	18
Other	**17**	15
	33	69
	(304)	(74)
Intersegment elimination	**15**	(236)
	$ (289)	$ (310)

14. EMPLOYEE FUTURE BENEFITS

The components of the benefit cost were as follows for the three-month periods ended April 30:

		2005		2004
	Pension benefits	**Other benefits**	Pension benefits	Other benefits
Current service cost	**$ 42**	**$ 3**	$ 39	$ 3
Interest cost	**73**	**5**	68	4
Expected return on plan assets	**(60)**	**-**	(57)	-
Amortization of past service costs	**1**	**-**	1	-
Amortization of actuarial loss	**19**	**3**	18	2
Curtailment gain	**-**	**(1)**	-	-
	$ 75	**$ 10**	$ 69	$ 9

15. COMMITMENTS AND CONTINGENCIES

In addition to the commitments and contingencies described elsewhere in these interim consolidated financial statements, the Corporation is subject to other off-balance sheet risks. The table below presents the maximum potential exposure for each major group of exposure. The maximum potential exposure does not reflect payments expected to be made by the Corporation.

	April 30, 2005		January 31, 2005	
	Maximum potential exposure	**Provisions and liabilities[1]**	Maximum potential exposure	Provisions and liabilities[1]
Aircraft sales				
Credit (a)	**$ 1,168**		$ 1,074	
Residual value (a)	**2,538**		2,481	
Mutually exclusive exposure[2]	**(853)**		(811)	
Total credit and residual value exposure	**$ 2,853**	**$ 844**	$ 2,744	$ 817
Trade-in options (b)	**1,398**	**23**	1,470	24
Fractional ownership put options (c)	**8**	**2**	21	5
Other[3]				
Credit and residual value (e)	**181**	**-**	181	-
Repurchase obligations (f)	**177**	**61**	175	61
Performance guarantees (g)	**1,046**	**-**	1,031	-

[1] *Included in accounts payables and accrued liabilities.*
[2] Some of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, the exposure under these guarantees must not be added together to calculate the combined maximum exposure for the Corporation.
[3] In addition, the Corporation has also provided other guarantees (see section h).

The Corporation's maximum exposure in connection with credit and residual value guarantees related to sale of aircraft represents the face value of the guarantees before giving effect to the net benefit expected from the estimated value of the aircraft and other assets available to mitigate the Corporation's exposure under these guarantees. The provisions for anticipated losses have been established to cover the risks from these guarantees after considering the effect of the estimated resale value of the aircraft, which is based on independent third-party evaluations, the anticipated proceeds from other assets covering such exposures, as well as liabilities available to mitigate the exposures. The anticipated proceeds from the collaterals are expected to cover the Corporation's total credit and residual value exposure, after taking into account the provisions and liabilities.

Aircraft sales

a) ***Credit guarantees and residual value guarantees*** – Bombardier provides credit guarantees in the form of lease and loan payments guarantees, as well as services related to the remarketing of aircraft. These guarantees, which are mainly issued for the benefit of providers of financing to customers, mature in different periods up to 2025. Substantially all financial support involving potential credit risk lies with commercial airline customers. The credit risk relating to three commercial airline customers accounted for 59% of the total maximum credit risk as at April 30, 2005. In most circumstances, a claim under a credit guarantee may be made only upon sale of the underlying aircraft to a third party.

In addition, Bombardier provides guarantees for the residual value of aircraft at the expiry date of certain financing and lease agreements. The guarantee provides for a contractually limited payment to the guaranteed party, which is typically a percentage of the first loss from a guaranteed value. In most circumstances, a claim under a residual value guarantee may be made upon resale of the underlying aircraft to a third party.

The following table summarizes the outstanding residual value guarantees as at April 30, 2005, and the period in which they can be exercised:

Less than 1 year	$	36
From 1 to 5 years		165
From 6 to 10 years		523
From 11 to 15 years		910
Thereafter		904
	$	2,538

b) ***Trade-in options*** – In connection with the sale of new aircraft, the Corporation provides, from time to time, trade-in options to customers. These options allow customers to trade in their pre-owned aircraft at a predetermined amount and during a predetermined period, conditional upon the purchase of a new aircraft.

The Corporation's commitment to purchase pre-owned aircraft, as at the earliest exercise date, was as follows as at April 30, 2005:

Less than 1 year	$	992
From 1 to 3 years		161
From 4 to 5 years		210
Thereafter		35
	$	1,398

The Corporation reviews its trade-in aircraft purchase commitments relative to the aircraft's anticipated fair value and records anticipated losses as a charge to income. Fair value is determined using both internal and external aircraft valuations, including information from the sale of similar aircraft in the secondary market. Provisions relating to anticipated losses on trade-in options amounted to $19 million as at April 30, 2005 ($18 million as at January 31, 2005). These provisions were based on the likelihood that these options will be exercised. In addition, a provision related to trade-in commitments in connection with firm orders for new aircraft amounted to $4 million as at April 30, 2005 ($6 million as at January 31, 2005).

c) ***Fractional ownership put options*** – Under the North American *Flexjet* fractional ownership program, certain customers can trade in their fractional shares of aircraft at predetermined amounts for fractional shares of a larger model at predetermined amounts. The total commitment to repurchase fractional shares of aircraft, in exchange for fractional shares of a larger model, was $8 million as at April 30, 2005 ($21 million as at January 31, 2005). Provisions relating to anticipated losses based on the likelihood that these options will be exercised amounted to $2 million as at April 30, 2005 ($5 million as at January 31, 2005).

In addition, the Corporation provides customers with an option to sell back their fractional shares of the aircraft at estimated fair value within a predetermined period from the date of purchase. As at April 30, 2005, the Corporation's commitment to repurchase fractional shares of aircraft based on estimated current fair values totalled $544 million ($527 million as at January 31, 2005). Since the purchase price is established at the estimated fair value of the fractional shares at the time the option is exercised, the Corporation is not exposed to off-balance sheet risk in connection with these options.

d) ***Financing commitments*** – The Corporation has committed to provide financing in relation to orders on hand, which, net of third-party financing already arranged, amounted to $4.9 billion as at April 30, 2005 ($4.6 billion as at January 31, 2005). These commitments are related to aircraft on firm order scheduled for delivery through fiscal year 2010 and have scheduled expiration dates. The Corporation mitigates its exposure to interest and credit risks by including terms and conditions in the financing agreements that guaranteed parties must satisfy prior to benefiting from the Corporation's commitment.

Other guarantees

e) ***Credit and residual value guarantees*** – In connection with the sale of certain transportation rail equipment, Bombardier has provided a credit guarantee of lease payment amounting to $47 million as at April 30, 2005 ($45 million as at January 31, 2005). This guarantee matures in fiscal year 2020 and relates to one customer. In addition, at the expiry date of certain financing and other agreements, the Corporation provides residual value

guarantees amounting to $134 million as at April 30, 2005 ($136 million as at January 31, 2005), mostly in the transportation segment. These guarantees are mainly exercisable in fiscal year 2014.

f) ***Repurchase obligations*** – The Corporation has provided certain financing providers in the transportation segment, the right, under certain conditions, to sell back equipment to the Corporation at predetermined prices. An amount of $177 million as at April 30, 2005 ($175 million as at January 31, 2005) relates to two agreements whereby the Corporation may be required, beginning in fiscal year 2009, upon customer default on payments to the financing providers, to repurchase the equipment. In addition, on three separate dates, beginning in fiscal year 2009, the Corporation may also be required to repurchase the equipment. In connection with this commitment, funds have been deposited in a cash collateral account by the customer, which, together with accumulated interest, are expected to entirely cover the Corporation's exposure. A provision for repurchase obligations amounting to $61 million is included in accounts payable and accrued liabilities as at April 30, 2005 and January 31, 2005.

g) ***Performance guarantees*** – In certain projects carried out through consortia or other partnership vehicles in the transportation segment, all partners are jointly and severally liable to the customer. In the normal course of business under such joint and several obligations, or under performance guarantees that may be issued in relation thereto, each partner is generally liable to the customer for a default by the other partner. These projects normally provide counter indemnities among the partners. These obligations and guarantees typically extend until final product acceptance by the customer. The Corporation's maximum exposure to projects for which the exposure of the Corporation is capped amounted to approximately $239 million as at April 30, 2005 ($228 million as at January 31, 2005). For projects for which the exposure of the Corporation is not capped, such exposure has been determined in relation to the Corporation's partners' share of the total contract value. Under this methodology, the Corporation's exposure would amount to approximately $807 million as at April 30, 2005 ($803 million as at January 31, 2005). Such joint and several obligations and guarantees have been rarely called upon in the past, and no significant liability has been recognized in the interim consolidated financial statements in connection with these obligations and guarantees.

h) ***Other*** – In the normal course of business, the Corporation has entered into agreements that include indemnities in favour of third parties, mostly tax indemnities. These agreements generally do not contain specified limits on the Corporation's liability and therefore, it is not possible to estimate the Corporation's maximum liability under these indemnities.

Sale and leaseback

BC and Bombardier concluded third-party sale and leaseback transactions mostly relating to freight cars and pre-owned aircraft. The freight cars are in most instances simultaneously leased to operators. The related residual value guarantees totalled $105 million as at April 30, 2005 ($97 million as at January 31, 2005).

Operating leases

The Corporation leases buildings and equipment and assumes aircraft operating lease obligations on the sale of new aircraft. The related residual value guarantees totalled $79 million as at April 30, 2005 ($80 million as at January 31, 2005).

Litigations

On February 7, 2005, the Teamsters Local 445 Freight Division Pension Fund filed a class action complaint in the U.S. district court of the Southern District of New York against the Corporation, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation ("BCMSC") and others for alleged violations of federal securities laws relating to BCMSC's Senior/Subordinated Pass-Through Certificates, Series 2000-A due January 15, 2030. On April 15, 2005, the plaintiffs filed an amended complaint, such amendments include the inclusion of all open market purchasers of BCMSC's Senior/Subordinated Pass-Through Certificates, Series 1998-A, Series 1998-B, Series 1998-C, Series 1999-A, Series 1999-B, Series 2000-A and Series 2000-B as part of the putative class. The Corporation believes this complaint is without merit and will vigorously defend its position.

The Corporation is a defendant in certain legal cases currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these matters.

Management believes the Corporation has set up adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions.

16. SEGMENT DISCLOSURE

The Corporation operates in the three reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies.

Aerospace	Transportation	Bombardier Capital
Aerospace is a manufacturer of business, regional and amphibious aircraft and a provider of related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the *Flexjet* fractional ownership and hourly flight time entitlement programs, parts logistics, technical services, aircraft maintenance and pilot training. Aerospace's main manufacturing facilities are located in Canada, the U.K., and the U.S.A.	Transportation is the global leader in the rail equipment manufacturing and servicing industry and offers a full range of passenger railcars, including locomotives, light rail vehicles and automated people movers. It also provides electrical propulsion and control equipment, as well as complete rail transportation systems and rail control solutions. Transportation is also a provider of maintenance services. Transportation's main manufacturing facilities are located in Germany, the U.K., France, Canada and the U.S.A.	BC offers interim financing of commercial aircraft and receivable financing, primarily in North American markets, and manages the wind-down of various portfolios.

The accounting policies of the segments are the same as those described in the Corporation's annual report for the fiscal year ended January 31, 2005.

Management assesses the performance of its manufacturing segments based on earnings (loss) before net interest costs and income taxes. The performance of the BC segment is assessed based on earnings (loss) from continuing operations before income taxes. BC's interest costs are included in cost of sales.

Most corporate charges are allocated to segments based on each segment's revenues.

Intersegment transactions are carried out in the normal course of business and are measured at the exchange value, which is the consideration determined and accepted by the related segments.

Net segmented assets exclude cash and cash equivalents, investment in BC and advances to Bombardier, and deferred income taxes, and are net of accounts payable and accrued liabilities (excluding income taxes and interest payable), advances and progress billings in excess of related costs and accrued benefit liabilities.

The table containing the detailed segmented data is shown hereafter.

17. VARIABLE INTEREST ENTITIES

During the three-month period ended April 30, 2005, the Corporation did not enter into any arrangements with variable interest entities ("VIEs"), other than in the Aerospace segment relating to financing structures for the sale of regional aircraft. The assets and liabilities of these VIEs amounted to $51 million and $16 million respectively as at April 30, 2005. Management has determined that the Corporation is not the primary beneficiary for these structures and therefore consolidation of these VIEs is not required.

Flexjet is a trademark of Bombardier Inc. or its subsidiaries.

BOMBARDIER INC.
SEGMENT DISCLOSURE
(Unaudited)
For the three months ended April 30
(in millions of U.S. dollars)

Industry segments	Notes	Bombardier Inc. consolidated 2005	Bombardier Inc. consolidated 2004	Aerospace 2005	Aerospace 2004	Transportation 2005	Transportation 2004	BC 2005	BC 2004
External revenues									
Manufacturing		$ 2,799	$ 2,495	$ 1,487	$ 1,219	$ 1,312	$ 1,276	$ -	$ -
Services		624	582	293	300	331	282	-	-
Financing		46	53	-	-	-	-	46	53
Other		332	367	154	240	178	127	-	-
		3,801	3,497	1,934	1,759	1,821	1,685	46	53
Intersegment revenues		-	-	-	-	4	4	11	9
Segmented revenues		3,801	3,497	1,934	1,759	1,825	1,689	57	62
Cost of sales		3,316	3,207	1,674	1,543	1,616	1,637	41	35
Selling, general and administrative		218	214	90	84	116	116	12	14
Amortization		133	145	99	95	28	34	6	16
Research and development		40	27	19	10	21	17	-	-
Special items	10	(8)	86	-	-	(8)	86	-	-
		3,699	3,679	1,882	1,732	1,773	1,890	59	65
Income (loss) from continuing operations before interest and income taxes		$ 102	$ (182)	$ 52	$ 27	$ 52	$ (201)	$ (2)	$ (3)

As at	Bombardier Inc. consolidated April 30, 2005	Bombardier Inc. consolidated January 31, 2005	Aerospace April 30, 2005	Aerospace January 31, 2005	Transportation April 30, 2005	Transportation January 31, 2005	BC April 30, 2005	BC January 31, 2005
Net segmented assets	$ 3,236	$ 2,934	$ 2,373	$ 2,258	$ 420	$ 237	$ 443	$ 439
Accounts payable and accrued liabilities	7,117	7,098						
Interest payable	(52)	(73)						
Income taxes payable	(66)	(61)						
Advances and progress billings in excess of related costs	2,323	2,359						
Accrued benefit liabilities	900	895						
Deferred income tax asset	426	443						
Cash and cash equivalents	2,100	2,291						
Total assets – Bombardier	15,984	15,886						
Investment in BC	(443)	(439)						
Advances from BC	(171)	(71)						
Total assets – BC	4,707	4,704						
Total assets – Bombardier Inc. consolidated	$ 20,077	$ 20,080						
Additions to property, plant and equipment	$ 65	$ 64	$ 52	$ 49	$ 13	$ 14	$ -	$ 1